December 7, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Terry French, Accountant Branch Chief
Gregory Dundas, Attorney Advisor
Charles Eastman, Staff Accountant

Re:	Globalstar, Inc.
Form 10-K for the Year Ended December 31, 2017
Filed February 23, 2018
File No. 001-33117

Ladies and Gentlemen,

Globalstar, Inc. (the “Company” or “we”) is responding to the comment contained in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 26, 2018, related to the above-referenced filing. For your convenience, we have included the Staff’s comment below in bold-type font, followed by the Company’s response.

Form 10-K for the year ended December 31, 2017

Liquidity and Capital Resources, page 41

1.
We note your statement on page 16 that you expect that your current sources of liquidity will be insufficient to meet your obligations during the year 2018. We also note your statement on page 43 that the source of funds for Equity Cure Contributions "has not yet been fully arranged." In future filings, including your quarterly reports, please revise to disclose whether you believe you have sufficient cash and other types of liquidity available to fund operations and meet your obligations on both a long-term and short-term basis. We would consider long-term to be greater than twelve months.

Response

We acknowledge the Staff’s comment and, in future filings, the Company will revise its disclosures to state whether we have sufficient cash and other sources of liquidity to fund operations and meet its obligations on both a long-term and short-term basis.

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Please direct any comments or questions regarding this letter to Rebecca Clary at (985) 335-1562 or via email at rebecca.clary@globalstar.com.

Very truly yours,

/s/ Rebecca S. Clary

Rebecca S. Clary
Chief Financial Officer

cc:	Arthur McMahon, III, Esq
James Monroe, III